FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of August 2004

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F. X        Form 40-F
                              ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ----------.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ----------.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                           Yes         No X
                              ---        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -------------.

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:



CEZ Energy Utility Terminated the Tender for Sale of 34% Stake in CEPS Today

Today, the management of CEZ energy utility received a report from its advisor, CA IB Corporate Finance, a. s., with respect to the organization and management of the tender for the sale of 34% stake in CEPS (transmission system operator), informing that no bidder has submitted a bid in the tender.

CEZ will commence negotiations with the Finance Ministry of the Czech Republic in order to consummate the sale in accordance with the resolution of the Government of the Czech Republic dated July 28, 2004.
Under the decision by the Office for the Protection of Economic Competition dated March 18, 2003, CEZ is obligated to sell its stake in CEPS.



                                                The Board of Directors of
                                                        CEZ, a. s.


                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEZ, a. s.

                                       ------------------------
                                             (Registrant)

Date:  August 3, 2004

                                       By: /s/ Libuse Latalova
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                                               Libuse Latalova
                                         Head of Finance Administration